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SEC FILE NUMBER
8-53212

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED MAR 25 2005 WASH., D.C. 185 SECTION PROCESSING

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: f/n/a IXIS Derivatives Inc. - f/k/a CDC Derivatives Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Sieczka **(212) 891-6177**
(Area Code - Telephone Number)

PROCESSED
APR 04 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY
APR 04 2005 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/2005

3/29

AFFIRMATION

I, Paul Sieczka, and I, Luc de Clapiers, affirm that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IXIS Derivatives Inc., as of December 31, 2004, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Sieczka

Financial Principal
Title

Luc de Clapiers

President and Chief Executive Officer
Title

Notary Public

JOSEPHINE A. RUSSELL
Notary Public, State of New York
No. 31-01RU5051160
Qualified in New York County
Commission Expires February 7, 2006

IXIS Derivatives Inc.

Formerly known as CDC Derivatives Inc.

(A wholly owned subsidiary
of IXIS Capital Markets North America Inc.)

Statement of Financial Condition

December 31, 2004

(Available for public inspection)

Page(s)

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
IXIS Derivatives Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of IXIS Derivatives Inc. (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those statements require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 24, 2005

Assets		
Cash and cash equivalents	$	85,240,556
Derivative contracts		990,301,383
Securities borrowed		915,435,969
Securities owned, at fair value		617,024,977
Deferred tax asset		533,087
Other assets		315,734
Total assets	$	2,608,851,706
Liabilities and Stockholder's Equity		
Liabilities		
Borrowings	$	224,747,356
Securities sold, but not yet purchased, at fair value		902,131,699
Derivative contracts		380,752,972
Payable to counterparties		295,841,578
Due to clearing broker		17,463,136
Due to affiliates, net		443,000,679
Accrued interest payable		502,528
Other liabilities		201,939,097
Subordinated loans		120,000,000
Total liabilities		2,586,379,045
Stockholder's equity		
Preferred stock, $0.01 par value; 1,000 shares authorized, no shares issued or outstanding		-
Common stock, $0.01 par value; 9,000 shares authorized, 300 shares issued and outstanding		3
Additional paid-in capital		30,812,530
Accumulated deficit		(8,339,872)
Total stockholder's equity		22,472,661
Total liabilities and stockholder's equity	$	2,608,851,706

The accompanying notes are an integral part of the statement of financial condition.

1. Business and Organization

IXIS Derivatives Inc. ("Company"), a Delaware corporation, formerly known as CDC Derivatives Inc., is registered with the Securities and Exchange Commission ("SEC") as an over-the-counter ("OTC") derivatives dealer, as defined by SEC Rule 3b-13, whose business consists of eligible OTC derivative instruments, together with related cash management and portfolio management activities.

The Company is a wholly-owned subsidiary of IXIS Capital Markets North America Inc. ("Parent"), which is a wholly-owned subsidiary of IXIS North America Inc. ("IXIS NA"), the ultimate parent of the IXIS North America Group ("Group"). During 2004, the ownership of CDC Finance – CDC IXIS ("CDC IXIS"), the sole shareholder of the Group, changed through a partnership agreement between Caisse des Dépôts et Consignations ("CDC") and Groupe Caisses d'Epargne ("GCE"), subsequent to which CDC IXIS reorganized its businesses into three entities. The capital markets entity, IXIS Corporate and Investment Bank ("IXIS CIB"), replaced CDC IXIS as the sole shareholder of IXIS NA. The regulatory notification for this change in ownership was made during November 2004. On December 31, 2004, CDC IXIS was absorbed into Caisse Nationale des Caisses d'Epargne ("CNCE"), a GCE holding company.

2. Summary of Significant Accounting Policies

Cash and cash equivalents
The Company considers highly liquid debt instruments purchased and not held for resale, with an original or remaining maturity of three months or less at the date of purchase, to be cash equivalents. At December 31, 2004, all cash and cash equivalents were held at major U.S. financial institutions.

Derivatives and securities transactions
The purchases and sales of derivatives and securities are recorded on the trade date in the statement of financial condition.

Derivatives and securities used in the Company's activities are carried at fair value or amounts that approximate fair value. Fair value is based on listed market prices or broker-dealer price quotations. To the extent that prices are not readily available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Certain OTC derivative contracts are valued using pricing models that consider, among other factors, current and contractual market prices, time value and yield curves and/or volatility factors of the underlying positions. Because of the inherent uncertainty of internal models or management's estimate of value, the estimated fair value derived may differ significantly from the fair value that would have been used had a ready market existed; these differences could be material.

Concentrations of credit risk
The Company clears its equity and listed option transactions through an unaffiliated prime broker. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker, customers, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. The Company's policy is to monitor its credit

risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Securities borrowed

Securities borrowed represents collateral held at the clearing broker which is subject to margin and other requirements and may not be available for general use, except to close out open short positions. The Company monitors the market value of securities borrowed on a daily basis with additional collateral obtained or refunded as necessary.

Due to clearing broker

The balance due the clearing broker represents the net margin amount owed to the broker for settled and unsettled transactions and related activity.

Income taxes

Deferred income taxes are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax rates applicable to the periods in which the differences are expected to reverse.

The Company is included in the consolidated federal, New York State and New York City tax returns filed by IXIS NA.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Derivatives Contracts

Derivatives contracts are financial instruments, such as futures, forwards, swaps or option contracts, which derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

All of the Company's derivative transactions are entered into for trading purposes. The Company uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the Company may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract.

At December 31, 2004, derivative contracts consist of the following:

	Assets	Liabilities
Equity option contracts	$ 985,527,326	$ 345,272,942
Interest rate swaps	4,774,057	-
Equity swaps	-	35,480,030
	$ 990,301,383	$ 380,752,972

Included in option contracts are listed equity options owned, at fair value, which are pledged to the clearing broker, of $118.3 million.

The Company receives collateral in connection with derivative transactions and other secured lending activities. These securities may be used to enter into securities lending or derivative transactions, or cover short positions. As of December 31, 2004, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge was $264.2 million, of which $185.5 million was sold or re-pledged.

The Company also received cash collateral of $21.4 million, included in payable to counterparties on the statement of financial condition.

In some instances the Company enters into written equity put options that meet the definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"). FIN 45 does not require disclosure about derivative contracts if such contracts may be settled in cash and the firm has no basis to conclude that it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. As of December 31, 2004 these derivatives represent a total notional amount of $323.7 million and a fair value of $24.9 million included in the liabilities derivatives contracts line item on the statement of financial condition.

4. Securities Owned and Securities Sold, But Not Yet Purchased

At December 31, 2004, securities owned and securities sold, but not yet purchased consist of equity securities at fair value.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. The Company has recorded these liabilities on the statement of financial condition as of December 31, 2004 at fair value. However, these transactions may result in off-balance-sheet risk if the market price of the securities increases subsequent to December 31, 2004. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

5. Related-Party Transactions

In conjunction with a formal netting arrangement between the Company and members of the Group, the Company settles all receivables and payables with affiliates on a net basis. At December 31, 2004, included in due to affiliates, net, the Company recorded a payable to IXIS Financial Products Inc. ("IXIS FP") of $448.4 million and a receivable from IXIS NA of $5.6 million.

During 2004, the Company was charged by IXIS NA for credit support and human resources, including participation in IXIS NA's Long Term Incentive Plan. In addition, the Company was charged by the Parent for management, accounting, operations, information systems, office space, legal and other support services. These expenses include salaries, bonuses, participation in the Parent's stock-based incentive plan, and other expenses.

The Company received a financial guarantee in January 2002 which was amended on October 2003 from CDC IXIS whereby all of the Company's market obligations are fully guaranteed. As a result of the agreement discussed in Note 1, all of the Company's market obligations are now fully guaranteed by CNCE. Costs associated with such guarantees are borne by an affiliate.

The Company places short-term deposit funds and receives over-night funding from IXIS FP. At December 31, 2004, the net outstanding balance totaled $224.7 million which is disclosed as borrowings on the statement of financial condition. The interest rate on short term borrowings was 2.42% at December 31, 2004.

6. Subordinated Loans

In April 2003, the Company and the Parent entered into a subordinated loan agreement in the amount of $120 million. The loan has a scheduled maturity date of May 15, 2009 and carries an interest rate of three-month LIBOR plus 25 basis points.

The subordinated loan qualifies as equity capital for regulatory purposes. The subordinated loan may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. At December 31, 2004, $0.3 million is included in due to affiliates, net, related to accrued interest payable on the loan.

7. Employee Benefit Plan and Employee Incentive Plan

Employees of the Company participate in a 401(k) plan sponsored by IXIS NA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company matches 50% of employees' contributions up to the maximum amount permitted by the Internal Revenue Service tax code with the matching portion vesting in equal amounts over a three-year period.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by IXIS NA. IXIS NA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

Certain employees of the Company participate in a Long Term Incentive Plan administered by IXIS NA. The plan provides for grants of units, the value of which is indexed to the consolidated three-year results of the Parent. The cost of the plan is accrued by the Company over the three year vesting period of the units, and is charged to the Company.

8. Income Taxes

The Company is included in the consolidated Federal and combined state and local income tax returns filed by IXIS NA. For Federal, state and local tax purposes, the Company computes its tax provision/(benefit) on a separate-return basis. In accordance with a written tax allocation

agreement between members of the Group, tax benefits are credited to each company to the extent benefits are utilized by other members of the consolidated group, regardless of whether such benefits could be realized on a stand alone basis.

At December 31, 2004, the deferred tax asset of $0.5 million is primarily related to deferred compensation.

9. Regulatory Requirements

The Company is a registered U.S. broker-dealer, which is subject to the SEC's Uniform Net Capital Rule, and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. As of December 31, 2004, the Company had regulatory net capital, as defined, of $129.7 million, which exceeded the minimum net capital requirement, as defined, by $109.7 million.

10. Guarantor Arrangements

The Company clears all of its securities and listed options transactions through a clearing broker. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right. During 2004, the Company made no payments to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with whom it conducts business.